May 3, 2007

Mail Stop 0306

Peter W. DeVecchis, Jr., President
Solomon Technologies, Inc.
1400 L&R Industrial Boulevard
Tarpon Springs, Florida 34689

> **Re: Solomon Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 12, 2007**
> **File No. 333-138240**

Dear Mr. DeVecchis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

1.   We note that you determined that there was an impairment of goodwill of $3,346,153 "due to stock volatility and an unexpected increase in the price of the Company's stock on and around the closing date of the transaction." In Note 3 you disclose that you completed the acquisition of Technipower LLC on August 17, 2006. On that date, your common stock closed at $1.40. We note that the lowest price of your common stock subsequent to the acquisition in September, October, November and December was $1.92, $1.23, $0.80 and $1.70. On December 29, 2006, the closing price was $2.08. Please reconcile your explanation with the actual prices of your common stock subsequent to the closing of the Technipower acquisition since these prices do not reflect a temporary increase in your stock price around the acquisition date. Tell us and

       revise to provide a description of the facts and circumstances that lead to the goodwill impairment, consistent with paragraph 47(a) of SFAS 142.

2.   We also note that in your explanation of the impairment you refer to the agreed upon value of $0.65 that was in the acquisition agreement. You also state that the amount of the goodwill impairment represents "the $0.75 per share difference between the closing market price on the date of the closing and the previously agreed to value between the buyer and seller." Under SFAS 142, you should determine the amount of goodwill impairment based upon its implied fair value. To help us understand your accounting, please tell us in sufficient detail how you determined the fair value of your reporting unit consistent with paragraph 19 of SFAS 19. And compare the calculated fair value to the carrying value. Discuss any differences in the assessment of fair value used to test for goodwill impairment and the assessment of fair value at the date of the acquisition.

3.   Further, explain to us in sufficient detail how you determined the implied fair value of the goodwill for purposes of measuring the amount of the impairment of your goodwill, consistent with paragraphs 20 – 21 of SFAS 142.

4.   Next, revise your disclosure to be consistent with the method you actually used to determine the amount of the goodwill impairment under SFAS 142.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at 202-551-3626 or Kaitlin Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Ralph W. Norton